SECTION 16 REPORTS

CONFIRMING STATEMENT


          This statement confirms that the
undersigned, RANDY L. BRANT, has authorized and designated RICHARD A. BAYER and/or MADONNA SHANNON
(the "Agents") to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U. S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of THE
MACERICH COMPANY (the "Corporation"). The authority of the Agents under this Statement shall continue until the undersigned is no longer required to file
Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of the Corporation, unless earlier revoked in writing. The undersigned acknowledges that the Agent is not assuming any of the undersigned's responsibilities to comply with Section 6 of the Securities Exchange Act of 1934.



Date: December 20, 2007

Signature: Randy L. Brant